July 2, 2024

Dongjian Xie
Chief Executive Officer
Delixy Holdings Ltd
883 North Bridge Road
#04-01 Southbank
Singapore 198785

       Re: Delixy Holdings Ltd
           Draft Registration Statement on Form F-1
           Submitted June 5, 2024
           CIK No. 0002025218
Dear Dongjian Xie:

       We have reviewed your draft registration statement and have the following comment(s).

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 submitted June 5, 2024
Cover Page

1. Where you discuss the post-offering ownership of Dongjian Xie, please revise to acknowledge, if true, that Mr. Xie will have the ability to control the outcome of matters requiring shareholder approval and to discuss "controlled company" listing standard exemptions and whether you intend to rely upon them. Provide comparable disclosure on the alternate cover page of the resale prospectus. Additionally, please revise the reference to "controlling shareholders" on page 5 to reflect that you will have a single controlling shareholder.
 July 2, 2024
Page 2
Prospectus Summary
Competitive Strengths, page 1

2. Expand upon the nature of the "short term loan facilities available to the Group" and clarify whether you have contractual arrangements with respect to any loan facilities. In this regard, we note that you frame the availability of short term loans as a competitive strength, but no such facilities are disclosed as current funding sources in the notes to financial statements or MD&A. Make conforming revisions where you discuss your competitive strengths in the business disclosure.
Risk Factors
Risks Related to Our Business and Industry, page 9

3. Where appropriate, disclose any material impact of import or export bans resulting from
       Russia's invasion of Ukraine on any products or commodities, including energy from
       Russia, used in your business. Disclose the current and anticipated impact on your business, taking into account the availability of materials, cost of materials, costs and risks associated with transportation in your business, and the impact on margins and on your customers. In this regard, we note your statement on page 17 that you were not materially impacted by supply chain disruptions in light of Russia's invasion of Ukraine, but at page
       37 you attribute the decrease in revenues in 2023 to a decrease in international oil prices
       "mainly caused by the war between Russia and Ukraine" and at page 59 you state that crude oil prices are "greatly influenced" by certain geopolitical factors.
4. We note from your risk factor disclosure that you may be adversely impacted by "a deterioration in general economic conditions" and that volatility in crude oil prices may be affected by "the level of economic activity in the markets [you] serve." Given your statement that "the rise of inflation [has] resulted in extreme volatility in the global economy," please update your risk factor disclosure where appropriate if recent inflationary pressures have materially impacted your operations. In this regard, identify the types of inflationary pressures you are facing and how your business has been affected.
Risks Related to Our Securities and This Offering
As a "controlled company" within the meaning of the Nasdaq Capital Market Rules..., page 21

5. This risk factor states that you "intend to rely on" the controlled company listing rule exemption that your director nominees need not be selected or recommended solely by independent directors, but at page 5 you state that you intend to rely on controlled company exemptions only "if [you] cease to be a foreign private issuer." Please revise throughout for consistency in your disclosure regarding which listing standard exemptions you expect to rely upon at the consummation of the offering.
Dividends and Dividend Policy, page 30

6. Although we note your statement that you "may not declare any dividends for the foreseeable future," it appears that you have a history of paying cash dividends in 2023 and have declared additional cash dividends in 2024. Please indicate whether you currently expect that comparable cash dividends will continue to be paid in the future and, if not, the nature of the change in the amount or rate of cash dividend payments.
 July 2, 2024
Page 3

Business
Our Business, page 64

7. Please revise to provide a description of volatility in the prices of the principal raw materials in which you trade. Refer to Item 4.B.4 of Form 20-F.
Our Customers and Suppliers, page 65

8. Revise to disclose, as you do in risk factors at pages 9-10, your dependence on a small number of key suppliers and customers, and state whether you have entered into any long-
       term or standing contractual agreements or arrangements with such suppliers. If so, describe the material terms of such arrangements and file the related agreements as exhibits to the registration statement, or tell us why you are not required to do so. Refer to
       Item 8(a) of Form F-1 and Item 601(b)(10) of Regulation S-K.
Our Business Process, page 65

9. Please provide additional information regarding your agreements and/or arrangements with shipping, logistics, and other third party service providers, including whether you have entered into long-term or standing contractual arrangements with any such third parties. If so, disclose the material terms of such arrangements and file the related agreements as exhibits to the registration statement, or tell us why you are not required to do so. Refer to Item 8(a) of Form F-1 and Item 601(b)(10) of Regulation
S-
       K. Additionally, we note your discussion at page 11 of "strict regulations" and potential
       "significant environmental damage" that may occur in the transportation of crude oil and that "[you] are not liable for the satisfaction of such regulations and requirements by such third-party transport providers." Please elaborate on how your arrangements with third parties shield you from liability in the event of failure to comply with regulations applicable to the transport and storage of crude oil.
Regulatory Environment, page 70

10. For each regulation discussed, please also disclose the material effects of the regulation upon your business. Refer to Item 4.B.8 of Form 20-F. Additionally, we note that you have limited this section to the "material laws and regulations applicable to our operations in Singapore." To the extent that your operations are materially impacted by the laws and regulations of other jurisdictions, discuss those and their impacts upon your business as well. For example, you state on page 59 that, "Oil traders are required to adhere to environmental standards that encompass emissions, pollution control, and environmental impact," but no such regulations are discussed in this section. Principal and Selling Shareholders, page 86

11. Please revise the beneficial ownership table in this section to include all of the information required by Item 7.A of Form 20-F and clearly indicate which persons and entities are included because they beneficially own more than 5% of your shares. In this regard, we note that Novel Majestic is listed under "Named Executive Directors and
       Executive Officers" and other major shareholders, such as Mega Origin, are not included in the table. For any entities included in the table, disclose the natural persons with voting and/or dispositive control over the shares held by them.
 July 2, 2024
Page 4

Selling Shareholders, page 86

12. Revise to disclose the nature of any position, office, or other material relationship which any of the Selling Shareholders and/or the persons who have control over the Selling
       Shareholders has had within the past three years with the registrant or any of its predecessors or affiliates. Refer to Item 9.D of Form 20-F. Provide this disclosure with respect to the Resale Shareholders and/or the persons who have control over the Resale
       Shareholders on page Alt-2 of the resale prospectus as well. Additionally, please revise both here and at page Alt-2 to disclose the natural persons with voting and/or dispositive control over the shares held by the Selling Shareholders and Resale Shareholders, respectively.
Related Party Transactions, page 88

13. Please revise to provide all of the information required by Item 7.B.2 of Form 20-F with respect to each related party loan disclosed in this section. For example, we note that the interest rate is not provided for certain loans, and there is no disclosure of amounts outstanding as of the latest practicable date. File any related agreements as exhibits to the registration statement. Additionally, please elaborate on the sale of property to Wisecome
       Oil Pte. Ltd., clarifying why you state that the sale took place on June 28, 2024, how this is consistent with your statement on page 69 that you "do not own any real property," and how the sale "rationalize[s] the operations of [y]our Group in anticipation of [y]our listing." Lastly, explain whether and how the $8,245,000 "dividend payables" on the consolidated balance sheet as of December 31, 2023 relates to the equivalent "dividend loan" due to Mega Origin Holdings Limited disclosed in this section. Shares Eligible for Future Sale
Resale Prospectus, page 101

14. Your statement that, "Any shares sold by the Resale Shareholders until our Ordinary
       Shares are listed or quoted on an established public trading market will take place at the public offering price of the Offering Shares we are selling in our initial public offering," is inconsistent with the indication on the resale prospectus alternate cover page that, "No shares may be sold by the Resale Shareholders until the initial public offering is completed..." Please clarify whether the Resale Shareholders may sell shares before the completion of the initial public offering and listing of your shares on Nasdaq, and revise for consistency accordingly.
Report of Independent Registered Public Accounting Firm, page F-2

15. Please have your auditor revise the opinion on the financial statements paragraph in their report to identify the financial statements, including consolidated statements of changes in
       shareholders    equity, that have been audited. Refer to PCAOB AS
3101.08(b).
Consolidated Statements of Cash Flow, page F-6

16. You present interest income as cash inflows from investing activities and interest paid as cash outflows for financing activities. Please tell us your consideration of presenting these transactions as cash flows from operating activities in accordance with ASC 230-10-45-16 and 45-17.
 July 2, 2024
Page 5

Plan of Distribution, page A-3

17. Please revise to describe in further detail in this section the "lock up/leak out conditions"
       applicable to the Resale Shareholders that you reference.
General

18. Explain to us the level of operations that you conduct in the People's Republic of China
       (PRC), including the percentage of your revenues derived from customers in the PRC and percentage of products that you source from suppliers in the PRC. In this regard, your disclosure indicates that approximately 87.2% of your sales in 2023 were derived from
       East Asia and that you have customers, suppliers, and employees in the PRC. We further note that the crude oil market in China is discussed separately within the Industry
       Overview section of the prospectus. Please note that any operations in Hong Kong or
       Macau should be addressed in your response as well.
19. Please provide us with the following information regarding the proposed resale transaction in order to help us better understand your position that it is appropriately characterized as a secondary offering, rather than a primary offering in which the Resale
       Shareholders are acting as conduits in a distribution to the public and are therefore underwriters selling on your behalf:
           Please clarify whether and when the shares being offered by the Resale Shareholders have been issued, as we note that there are placeholders for the date(s) of issuance on page Alt-2, while page 99 suggests that bracketed numbers of shares were issued to these entities on May 16, 2024. Please also confirm the length of time that the Selling
           Shareholders have held their shares.
           Provide additional detail regarding the background and nature of the transactions by which the Resale Shareholders and Selling Shareholders came to acquire or will acquire the shares they beneficially own, including how the price was or will be determined.
           Clarify whether the lead underwriter for the initial public offering has any role in, or direct or indirect participation in, facilitating the primary sales of shares to the Selling
           Shareholders and Resale Shareholders.
           Disclose how and when the Selling Shareholders and Resale Shareholders were selected to participate in the primary and resale offerings, respectively.
           Explain the nature of the Selling Shareholders' and Resale Shareholders' businesses.
           Explain how you intend to determine the number of shares to be sold through the resale offering relative to the primary offering and why you have structured the offerings to include the Selling Shareholders' shares in the primary offering rather than the resale offering.
           The defined terms section of the prospectus indicates that the Resale Shareholders are wholly-owned by "independent third parties," but the discussion of your restructuring at page F-7 indicates that each of the Resale Shareholders are part of such restructuring and that it is considered a "merger of entities under common control."
           Explain why you characterize the Resale Shareholders as controlled by independent third parties.
 July 2, 2024
Page 6

             Discuss how the lock-up arrangements applicable to the primary and resale offerings were negotiated, including why the Selling Shareholders are exempt from lock-up provisions only with respect to their shares being sold in the primary offering and why the Resale Shareholders are subject to different, shorter lock-up arrangements that may be waived by the underwriter. Further, Dragon Circle is not defined as a
           Selling Shareholder or Resale Shareholder, but page 108 indicates that it will be subject to a separate 90 day lock-up period. Please explain why that is the case and confirm whether Dragon Circle is participating in the primary or resale offering.
20. Please provide us with supplemental copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the
       Securities Act. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review. Please contact James Giugliano at 202-551-3319 or Suying Li at
202-551-3335 if you
have questions regarding comments on the financial statements and related matters. Please contact Rebekah Reed at 202-551-5332 or Taylor Beech at 202-551-4515 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:   Jason Ye